UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

March 2, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The Registrant published an advertisement in Chile in El Mercurio newspaper, of the issue of February 20, 2004, which modifies the Voluntary Redemption Option of the Convertible Bonds trench Attached is an English translation of this advertisement.

TABLE OF CONTENTS

Page

- English translation of advertisement 5 - 6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: March 2, 2004 By : /S/ FRANCISCO CASTRO

Franciso Castro

Chief Financial Officer

Santiago, January 24, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of a report on Form 6-K with information of the extension of the expiration date of the offer to purchase the AES Gener 6% Convertible Bonds due March 1, 2006 trench L. Such Form is an English translation advertisement published in Chile in El Mercurio newspaper, of the issue of February 20, 2004.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

AES GENER S.A.

THIRD AMENDMENT OF VOLUNTARY TENDER OFFER

OF BONDS CONVERTIBLE INTO SERIES L SHARES

REGISTERED IN THE SECURITIES REGISTER UNDER NO. 208

By public notice published in the newspaper El Mercurio on November 25, 2003 (the "Notice") and amended by public notice published in the same newspaper on December 18, 2003 ("First Amendment"), by public notice published in the same newspaper on January 28, 2004 ("second Amendment"), AES Gener S.A. ("Gener"), an open stock corporation, Chilean Tax Number 94.272.000-9, registered in the Securities Register of the Superintendency of Securities and Insurance under No. 0176, domiciled at Mariano Sánchez Fontecilla street No. 310, 3rd floor 3, Las Condes, Santiago, offered to acquire the total number of its Series L convertible bonds, including subseries LA-1, LA-2, LA-3, LA-4 and LA-5 (the "Bonds"), registered in the Securities Register of the Superintendency of Securities and Insurance on November 13, 1998 under No. 208, and granted to all Bond holders a voluntary tender offer pursuant to the provisions of article 130 of Law No. 18.045, Securities Market Law (the "Offer"). The terms stated in such notice without having been defined, shall have the meaning indicated in the Notice.

Gener amends the Offer as follows:

1. Extension of Offer Period:

Pursuant to the provisions of paragraph 1.d. of the Notice, the Offer Period started at 09:00 AM on Tuesday, November 25, 2003 and, pursuant to the provisions of paragraph 1. of the Second Amendment, which extended the Offer Period, expires at 10:00 AM on Wednesday, February 20, 2004, Gener has decided to again extend the Offer Period until 10:00 AM on, March 2, 2004. Accordingly, the Offer Period shall expire at 10:00 AM on March 2, 2004 and not at 10:00 AM on February 20, 2004. Every time the Notice refers to the Offer Period, such Offer Period shall be understood to have been extended in accordance with this notice.

2. Amendment of Other Terms and Conditions of the Offer:

  In addition, Gener replaces paragraph 1.h. of the Notice in relation with the auction by the following text:

"Should Gener in the Result Notice declare that the conditions have been complied with or that it has waived one or more of same, Administrator shall register with the Stock Exchange a Dutch auction by the Offered Bonds of each subseries, in order for these to included in the first Dutch auction on March 3, 2004, between 10:45 AM and 10:55 AM, for the price and in the manner indicated in paragraphs 2.a and 2.b, respectively. In the auctions, Administrator shall attempt to acquire the Offered Bonds at the price at which each auction was registered."

b. In addition, Gener replaces paragraph 2.a. of the Notice in relation with the acquisition price of the Bonds by the following text:

"The acquisition price of the Bonds shall be the one obtained in the rater of the Stock Exchange, using a IRR of 6.40% on the auction day (the "Price"), equivalent to 105% of the par value of the Bonds. For such purposes, "IRR" o "Internal Rate of Return" shall have the meaning provided in the Fixed-Income Instruments and Financial Intermediation Operations Manual of the Stock Exchange. The Price shall not accrue interest or readjustments."

3. Other Terms and Conditions of the Offer:

All the non-amended aspects shall be governed by the other terms and conditions of the Offer contained in the Notice and First Amendment.

AES Gener S.A. Deutsche Securities Corredores de Bolsa Limitada